UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
GEL 38,000,000 Floating Rate Notes due 30 January 2023 (payable in USD)

issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

Filed pursuant to Rule 3 of Regulation EBRD
Dated 28 January 2020

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of Georgian Lari ("GEL") 38,000,000 Floating Rate Notes due 30 January 2023 (payable in USD) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 28 January 2020 (together, the "**Offering Circular**").

Item 1. <u>Description of Obligations</u>

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. <u>Distribution of Obligations</u>

Further to a Purchaser's Confirmation dated 28 January 2020 (the "**Purchaser's Confirmation**") provided by ING Bank N.V. ("**ING**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), ING has agreed to purchase the Notes. The obligations of ING are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. <u>Distribution Spread</u>

	<u>Price to the Public</u>	<u>Selling Discounts and Commissions</u>	<u>Net Proceeds to the Bank</u>
Per Unit	100.00%	0.65%	99.35%
Total	GEL 38,000,000.00	GEL 247,000.00	GEL 37,753,000.00[1]

(1) Payable in U.S. dollars in the amount of U.S.$ 13,073,726.50

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

ING has agreed to pay the fees and expenses of its own legal advisors, the fees and expenses of the legal advisors of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered note, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 28 January 2020.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Supplementary Offering Circular dated 22 July 2019.**
        (iii)   The Pricing Supplement dated 28 January 2020.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

ING 🦁

28 January 2020

To: European Bank for Reconstruction and Development

Attention: Aziz Jurayev

Dear Sirs,

European Bank for Reconstruction and Development (the "Issuer")
GEL 38,000,000 Floating Rate Notes due 30 January 2023 (payable in USD) (the
"Notes") issued pursuant to the European Bank for Reconstruction and Development
EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of the Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i)   We agree to pay:

    (a)   the fees and expenses of our legal advisers;

    (b)   the upfront fees and expenses of the Agent and any paying agents;

    (c)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

    (d)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes and;

    (e)   the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, which shall be pre-agreed by us in writing.

(ii)   In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are expected to be offered and sold in the United States. The management and underwriting fee in respect of the Notes will be 0.65 per cent. of the principal amount of the Notes and will be deductible from the proceeds of the issue.

The net proceeds of the issue are USD 13,073,726.50, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear Bank SA/NV, account number 22529.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules, we acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of the issue by signing and sending back to us a copy of the Pricing Supplement.

For: ING Bank N.V.



By:  H. Huibers
       Delegated signatory   M.R. Brinkhuis

MiFID II product governance / Professional Investors and ECPs only target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Pricing Supplement

28 January 2020

European Bank for Reconstruction and Development
GEL 38,000,000 Floating Rate Notes due 30 January 2023 (payable in USD) (the "Notes") issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Georgian Lari, the lawful currency of Georgia ("**GEL**"), provided that all payments in respect of the Notes shall be made in United States Dollars ("**USD**"), subject to the provisions set out in the Annex hereto
2	Nominal Amount:	GEL 38,000,000
3	Type of Note:	Floating Rate
4	Issue Date:	30 January 2020

5	Issue Price:	100.00 per cent. of the Nominal Amount
6	Maturity Date:	30 January 2023, subject to adjustment in accordance with the Business Day Convention
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	(a) Specified Denomination(s):	GEL 1,000,000 with increments of GEL 100,000 thereafter
	(b) Calculation Amount:	GEL 100,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b) Exchange of Registered Global Note:	The Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	Issue Date
16	Fixed Rate Notes:	Not Applicable
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Applicable. See the provisions set out in the Annex hereto
	(a) Manner in which Rate of Interest is to be determined:	As set out in the Annex hereto
	(b) Margin(s):	As set out in the Annex hereto
	(c) Minimum Rate of Interest (if	Not Applicable

any):

	(d)	Maximum Rate of Interest (if any):	Not Applicable
	(e)	Floating Day Count Fraction:	Actual/365 (Fixed)

19 General Provisions for Floating Rate Notes and Indexed Notes:

(a)	Specified Period (or, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Interest Payment Dates shall be 30 January, 30 April, 30 July and 30 October in each year, commencing on 30 April 2020 and ending on the Maturity Date, subject to adjustment in accordance with the Business Day Convention. Each period from and including an Interest Payment Date to but excluding the next following Interest Payment Date is referred to herein as an "Interest Period", provided that the first Interest Period will be from and including the Issue Date to but excluding 30 April 2020.
(b)	Business Day Convention:	Modified Following Business Day Convention
(c)	Business Day definition if different from that in Condition 4(b)(i):	Condition 4(b)(i) applies (and for the avoidance of doubt, Tbilisi shall be the principal financial centre), London and New York City shall be additional business centres
(d)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	Yes
(e)	Terms relating to calculation of Interest Amount:	As set out in the Annex hereto (interest payable in USD)
(f)	Party responsible for calculation of the Interest Amount:	Calculation Agent as defined in the Annex hereto
(g)	Party responsible for making any determinations ancillary to or in connection with the calculation of the Interest Amount, including Rate of Interest (if applicable):	As set out in the Annex hereto. The Calculation Agent is responsible for determining the Rate of Interest applicable to each Interest Period.
(h)	Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

20	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies (and for the avoidance of doubt, Tbilisi shall be the principal financial centre), London and New York shall be additional business centres
21	Dual Currency Notes:	Not Applicable
22	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

23	(a)	Redemption at Issuer's option:	Not Applicable
	(b)	Redemption at Noteholder's option:	Not Applicable
24	(a)	Final Redemption Amount per Calculation Amount (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. per Calculation Amount, subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
25	Instalment Note:		Not Applicable
26	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

27	Method of distribution:	Non-syndicated
28	If Syndicated, names and addresses of Joint Lead Managers or, if Non-Syndicated name and address of the Dealer:	ING Bank N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands
29	Date of Syndication Agreement:	Not Applicable
30	Stabilising Manager(s):	None
31	Additional selling restrictions:	The Dealer has represented, warranted and agreed that it will not, directly or indirectly, offer or sell the Notes in Georgia except as permitted by the laws of Georgia

4

32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	210959521
	ISIN Code:	XS2109595210
	CUSIP Number:	Not Applicable
35	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange plc.
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	(i) Additional Information:	The provisions set out in the Annex hereto shall apply to the Terms and Conditions in accordance therewith
	(ii) Investment Considerations:	**Notes are not liquid Instruments** There may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes. **Georgian Lari Exchange Risk** The Final Redemption Amount, Early Redemption Amount (if applicable) and the Interest Amount on the Notes are linked to the

Georgian Lari. Currency exchange rates may be volatile and will affect the return to the holder of the Notes. The National Bank of Georgia can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes payable in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amounts payable on the Notes. Even in the absence of the governmental action directly affecting currency exchange rates, political or economic developments in Georgia or elsewhere could lead to significant and sudden changes in the exchange rate between the Georgian Lari and the U.S. Dollar.

38	Total Commissions:	0.65 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange plc of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 30 January 2020 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Professional investors and ECPs only target market".

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1   LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from 30 January 2020 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2   RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)   Reasons for the offer:

The net proceeds of the issue of the Notes (which are expected to be USD 13,073,726.50) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)   Estimated net proceeds:

USD 13,073,726.50. For the avoidance of doubt, this amount is calculated using USD/GEL Official Exchange Rate of 2.8877 which appeared on the National Bank of Georgia website on 22 January 2020.

(iii)   Estimated total expenses: £10,000

5   HISTORIC INTEREST RATES

Not Applicable

6   PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

7   PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

Annex
Calculation of the Interest Amount, the Early Redemption Amount and the Final Redemption Amount

The Final Redemption Amount or the Early Redemption Amount, as applicable, per Calculation Amount will be payable in USD on the Maturity Date or the Early Redemption Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding FX Fixing Date (or, in case of a Price Source Disruption Event, on the Business Day immediately following such FX Fixing Date):

> *Calculation Amount divided by the applicable FX Reference Rate, and rounded up to the nearest cent.*

The Interest Amount per Calculation Amount will be payable in USD on the relevant Interest Payment Date and determined by the Calculation Agent as follows, on the applicable FX Fixing Date (or, in case of a Price Source Disruption Event, on the Business Day immediately following such FX Fixing Date):

> *(Calculation Amount multiplied by the Rate of Interest multiplied by the Floating Day Count Fraction) divided by the applicable FX Reference Rate, rounded up to the nearest cent.*

As soon as possible on each Interest Determination Date (but in no event later than the Business Day immediately following the applicable Interest Determination Date), the Calculation Agent shall notify the Issuer and the Agent (who will in turn inform the Noteholders) of the relevant Rate of Interest.

The Calculation Agent shall notify the Issuer and the Agent (who will in turn inform the Noteholders) of its determination of the Final Redemption Amount, the Early Redemption Amount and the Interest Amount payable per Calculation Amount on the Maturity Date, the Early Redemption Date or the relevant Interest Payment Date (as applicable), as soon as practicable after such determination but in no event later than the Business Day immediately following the relevant FX Fixing Date.

Disruption Event Provisions

In the event the FX Reference Rate is not available for any reason under the designated source or on any successor page on any FX Fixing Date, then the Calculation Agent shall determine that a price source disruption event (a **"Price Source Disruption Event"**) has occurred, and shall promptly, on such FX Fixing Date, inform the Issuer and the Agent (who will in turn inform the Noteholders) of such occurrence.

Following the determination of the occurrence of a Price Source Disruption Event, the Calculation Agent shall determine the FX Reference Rate on the following basis. The FX Reference Rate shall be:

1) the arithmetic mean of such firm quotes (expressed as the amount of GEL per one USD) as the Issuer is able to obtain from four Reference Dealers for the sale of GEL and the purchase of USD at any time after 3 p.m. (Tbilisi time) on the relevant FX Fixing Date or the following Business Day, for settlement on the Maturity Date, Early Redemption Date or the relevant Interest Payment Date (as applicable), as calculated by the Calculation Agent. If fewer than four but at least two such firm quotes are obtained, the arithmetic mean of the quotes actually obtained shall be used; or

2) if only one of the Reference Dealers provides such a firm quote, such quote shall be the FX Reference Rate; or

3) if none of the Reference Dealers provides such a firm quote, the relevant FX Reference Rate shall be determined by the Calculation Agent in its discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of this Annex:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Tbilisi, London and New York;

"**Calculation Agent**" means DLM Finance B.V. in accordance with the provisions of a calculation agency agreement entered into between the Issuer and the Calculation Agent dated 23 October 2019, as amended and/or supplemented from time to time. All references to the Calculation Agent shall include any successor or successors to DLM Finance B.V. as Calculation Agent in respect of the Notes;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 5(d);

"**FX Fixing Date**" means the date which is two Business Days prior to each of the applicable Interest Payment Date, Early Redemption Date or the Maturity Date;

"**FX Reference Rate**" means:

1) if there is no Price Source Disruption Event, the USD/GEL Official Exchange Rate expressed as the amount of GEL per one USD, as determined by the NBG and observed as of approximately 1 p.m. (Tbilisi time) on the applicable FX Fixing Date (a) on the NBG website page https://www.nbg.gov.ge/index.php?m=582&lng=eng (or any successor website or source), and/or (b) on the Bloomberg page GEL NBGF Curncy (or any successor page), provided that in case of any discrepancy between the Official Exchange Rate as published on the Bloomberg page and as published on the NBG website, the Official Exchange Rate as published on the NBG website will prevail; or

2) if the Calculation Agent determines that a Price Source Disrupion Event has occurred, the rate of exchange determined as provided for under the heading "Disruption Event Provisions" in this Annex;"**Interest Determination Date**" means, in respect of an Interest Period, the day falling two Business Days prior to the commencement of the respective Interest Period;

"**NBG**" means the National Bank of Georgia;

"**Price Source Disruption Event**" has the meaning given to this term in the provisions under the heading "Disruption Event Provisions" in this Annex;

"**Rate of Interest**" means:

1) 91 Day GEL CD Rate (as defined below) minus 0.60 per cent. per annum; or

2) in the event that (a) the 91 Day GEL CD Rate is not available for any reason on an Interest Determination Date and by 3 p.m. (London time) on the following Business Day, or (b) the 91 Day GEL CD Rate has not been updated for a period of 60 days prior to the Interest Determination Date in respect of an Interest Period, the Rate of Interest for such Interest Period shall be the Refinancing Loan Rate of the NBG (as defined below); or

3) in case it is not possible to establish the Refinancing Loan Rate of the NBG in accordance with the provisions of this Annex, the Calculation Agent shall establish the applicable Rate of Interest acting in good faith and in a commercially reasonable manner;

"**Reference Dealers**" means leading dealers, banks or banking corporations which regularly deal in the USD/GEL foreign exchange market, as selected by the Issuer in its sole discretion, acting in good faith and in a commercially reasonable manner;"**Refinancing Loan Rate of the NBG**" means the latest refinancing loan rate of the NBG as observed as of approximately 3 p.m. (London time) on the Business Day following the relevant Interest Determination Date (a) on the NBG website page "Monetary policy rate and committee decisions" at https://www.nbg.gov.ge/index.php?m=554&lng=eng (or successor website or source), and/or (b) on the Bloomberg page GGRRREF Index (or any successor page), provided that in case of any discrepancy between the data as published on the Bloomberg page and as published on the NBG website, the data as published on the NBG website will prevail;

"**91 Day GEL CD Rate**" means the latest rate per annum for a period of 91 days, which appears as of approximately 11:00 a.m. (Tbilisi time) on an Interest Determination Date (a) on the NBG website page "Average yields of the Certificate of Deposit issued by the National Bank of Georgia according to the primary auctions" at https://www.nbg.gov.ge/index.php?m=619&lng=eng in the column "91-Days" (or any successor website or source), and/or (b) on the Bloomberg page GGRRC9WA Index (or any successor page), provided that in the event of any discrepancy between the 91 Day GEL CD Rate as published on the Bloomberg page and as published on the NBG website, the 91 Day GEL CD Rate as published on the NBG website will prevail.